SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                   21 May 2007


                              LLOYDS TSB GROUP plc
                 (Translation of registrant's name into English)


                                    5th Floor
                                25 Gresham Street
                                     London
                                    EC2V 7HN
                                 United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 21 May 2007
              re: Disposal






63/07                                                       21 May 2007


LLOYDS TSB GROUP ANNOUNCES THE SALE OF LLOYDS TSB REGISTRARS


Lloyds TSB has agreed the sale of the business and assets of Lloyds TSB Registrars to Advent International for a total cash consideration of GBP550 million, subject to completion and other adjustments.


Lloyds TSB Registrars contributed GBP32 million to Group profit after tax in 2006 and had gross assets of approximately GBP85 million as at 31 December 2006.


The transaction is expected to be completed in the second half of 2007 and is subject to regulatory approval. Subject to completion and other adjustments, it is expected that a profit before tax of circa GBP440 million (tax: nil) will be recognised in the income statement of Lloyds TSB Group for the year ending 31 December 2007.


Eric Daniels, Lloyds TSB Group Chief Executive, said:


"Having conducted a strategic review of Lloyds TSB Registrars, we have concluded that a sale of the business at this time is in the best interest of the Group. We are pleased that Advent, who are fully committed to the future development and growth of the business, will be the new owners."


James Brocklebank, director at Advent International, commented:


"Lloyds TSB Registrars is a unique asset, whose outstanding customer relationships, established market-leadership positions, broad product offering and advanced technology provide an impressive platform for growth within financial services business process outsourcing. We recognised from the start the quality of the business and its staff. We're very much looking forward to backing the existing management team under David Winton, Managing Director".


Lehman Brothers acted as exclusive financial adviser to Lloyds TSB on this transaction.


Notes to Editors:


Advent International is one of the world's leading global investment firms, with offices in 14 countries on four continents. Founded in 1984, Advent has developed an unparalleled global investment platform with over 100 investment professionals across Western and Central Europe, North America, Latin America and Asia. The firm specialises in growth, cross-border and strategic restructuring opportunities in five core sectors, including financial services. Since inception, Advent has raised over GBP5.0 billion in private equity capital and completed more than 200 buyout and private equity transactions valued at over GBP13.0 billion in 35 countries.


Lloyds TSB Registrars has over 700 corporate clients (including 55% of the FTSE100) and manages over 24 million investor and shareholder accounts, including 14 million open and active shareholders. It is also a major administrator of employee share plans, investment vehicles and pension schemes and also provides sharedealing services to a number of leading UK corporates.


For further information:-


Lloyds TSB Investor Relations

Michael Oliver                                 +44 (0) 20 7356 2167

Director of Investor Relations

E-mail: michael.oliver@ltsb-finance.co.uk



Sarah Pollard                                  +44 (0) 20 7356 1571

Senior Manager, Investor Relations

E-mail: sarah.pollard@ltsb-finance.co.uk



Lloyds TSB Media

Mary Walsh                                    +44 (0) 20 7356 2121

Director of Corporate Relations

E-mail: mary.walsh@lloydstsb.co.uk


Advent International

Nigel O'Connor                                +44 (0) 20 7831 3113

Financial Dynamics

Email: nigel.oconnor@fd.com


Emily Watson                                  +44 (0) 20 7831 3113

Financial Dynamics

Email: emily.watson@fd.com


                           FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds TSB Group's or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking businesses and equity risk in its insurance businesses, inherent risks regarding changing demographic developments, catastrophic weather and similar contingencies outside Lloyds TSB Group's control, any adverse experience in inherent operational risks, any unexpected developments in regulation or regulatory actions, changes in customer preferences, competition, industry consolidation, acquisitions and other factors. For more information on these and other factors, please refer to Lloyds TSB Group's Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished by Lloyds TSB Group to the US Securities and Exchange Commission or to the London Stock Exchange. The forward looking statements contained in this announcement are made as of the date hereof, and Lloyds TSB Group undertakes no obligation to update any of its forward looking statements.







                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:  21 May 2007